Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

06014274

SUPPL

1 June 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

JUN 09 2006

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
<u>File No. 82-3841</u>

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

<u>**Michael Scott**</u>
Manager Secretariat and Shareholder Relations

Enc.

Tabcorp

the bigger better game

* * * * * * *

1 June 2006

Tabcorp announces takeover offer for UNiTAB

Tabcorp Holdings Limited ("Tabcorp") today announced a takeover offer for all of the shares in UNiTAB Limited ("UNiTAB").

Tabcorp's offer implies a value of $14.25[1] per UNiTAB ordinary share assuming a Tabcorp share price of between $15.00 and $17.00.

Tabcorp's Managing Director and Chief Executive Officer Matthew Slatter said: "Tabcorp's offer, if successful, is expected to provide substantial value to UNiTAB's shareholders and represents a superior alternative to the Tattersall's proposal."

"Tabcorp's proven world class expertise and capability in operating wagering businesses and experience in post merger integration will create value for the shareholders of both Tabcorp and UNiTAB," he said.

"In addition, the scale and diversification of Tabcorp's business means that Tabcorp shares provide a far more attractive alternative than Tattersall's shares for UNiTAB shareholders."

"The combination of Tabcorp and UNiTAB will create an Australian wagering champion of scale with the opportunity to showcase Australian racing and wagering products internationally. Tabcorp believes that this represents an exciting development for the Australian racing industry, wagering customers and shareholders."

Mr Slatter said the UNiTAB Board had unanimously recommended the Tattersall's proposal in preference to remaining a standalone company. He also said the terms of the Tabcorp offer announced today were clearly superior to the Tattersall's proposal.

"We believe that Queensland has tremendous growth potential and we already have significant investments in the State. Tabcorp's offer is a vote of confidence in Queensland," Mr Slatter said.

Details of the Tabcorp offer

The Tabcorp offer provides UNiTAB shareholders with the choice of two alternative forms of consideration:

- between 0.84[2] and 0.95 Tabcorp shares per UNiTAB share (the "All Share Alternative"); or

- $8.25 cash and between 0.35[3] and 0.40 Tabcorp shares per UNiTAB share (the "Cash And Share Alternative").

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

The actual number of Tabcorp shares which UNiTAB shareholders will receive if they accept Tabcorp's offer (and it becomes unconditional) will depend on the "Tabcorp VWAP", being the volume weighted average price of Tabcorp shares traded on the ASX (excluding certain trades) over a pricing period of 10 trading days commencing on the trading day after the earlier of the date on which the offer becomes unconditional and the last day of the offer period (the "VWAP Period").

The number of Tabcorp shares to be issued under each alternative and the implied value of the consideration under each alternative is outlined below.

All Share Alternative

The number of Tabcorp shares issued per UNiTAB share under the All Share Alternative will be calculated as $14.25 divided by the Tabcorp VWAP, subject to a minimum of 0.84[2] Tabcorp shares if the Tabcorp VWAP is $17.00 or more, and a maximum of 0.95 Tabcorp shares if the Tabcorp VWAP is $15.00 or less, in each case subject to the effects of rounding.[4]

The implied value of the offer for the All Share Alternative under a range of Tabcorp VWAPs is shown below.

Implied value of the All Share Alternative per UNiTAB share[4]

Tabcorp VWAP		Tabcorp shares		Implied value of the offer
$14.50	x	0.95	=	$13.78
$15.00	x	0.95	=	$14.25
$15.50	x	0.92	=	$14.25
$16.00	x	0.89	=	$14.25
$16.50	x	0.86	=	$14.25
$17.00	x	0.84	=	$14.25
$17.50	x	0.84	=	$14.67

Cash And Share Alternative

The number of Tabcorp shares issued per UNiTAB share (in addition to the $8.25 cash per UNiTAB share) under the Cash And Share Alternative will be calculated as $6.00 divided by the Tabcorp VWAP, subject to a minimum of 0.35[3] Tabcorp shares if the Tabcorp VWAP is $17.00 or more, and a maximum of 0.40 Tabcorp shares if the Tabcorp VWAP is $15.00 or less, in each case subject to the effects of rounding.[4]

The implied value of the offer for the Cash And Share Alternative under a range of Tabcorp VWAPs is shown below.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709
Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

* * * * * * *

Implied value of the Cash And Share Alternative per UNiTAB share[4]

Tabcorp VWAP		Tabcorp shares		Cash		Implied value of the offer
$14.50	X	0.40	+	$8.25	=	$14.05
$15.00	X	0.40	+	$8.25	=	$14.25
$15.50	X	0.39	+	$8.25	=	$14.25
$16.00	X	0.38	+	$8.25	=	$14.25
$16.50	X	0.36	+	$8.25	=	$14.25
$17.00	X	0.35	+	$8.25	=	$14.25
$17.50	X	0.35	+	$8.25	=	$14.43

Significant value for UNiTAB shareholders

Tabcorp's offer is expected to provide UNiTAB shareholders with substantial value for their UNiTAB shareholding.

The implied value of Tabcorp's offer of $14.25[1] per UNiTAB share represents:

- an enterprise value multiple of 12.6x[5] UNiTAB's forecast EBITDA for the year ending 30 June 2006 (as disclosed in the UNiTAB Explanatory Memorandum dated 31 May 2006 (the "UNiTAB Explanatory Memorandum")); and
- a multiple of 23.7x[6] UNiTAB's forecast EPS for the year ending 30 June 2006 (as disclosed in the UNiTAB Explanatory Memorandum).

Tabcorp's offer is superior to the Tattersall's proposal

Based on Tattersall's closing share price on 30 May 2006 of $2.98, Tabcorp's implied offer value of $14.25[1] represents a premium of:

- $1.35 per UNiTAB share to the implied value of the all share alternative of the Tattersall's proposal of $12.90 per UNiTAB share; and
- $1.04 per UNiTAB share to the implied value of the fixed cash alternative of the Tattersall's proposal of $13.21 per UNiTAB share.[7]

Based on the VWAP[8] of Tattersall's shares of $3.03 per share for the period from 24 February 2006 (being the day of the announcement of Tattersall's results for the six months ended 31 December 2005) to 24 March 2006 (being the business day prior to the announcement of the Tattersall's proposal), Tabcorp's implied offer value of $14.25[1] represents a premium of:

- $1.13 per UNiTAB share to the implied value of the all share alternative of the Tattersall's proposal of $13.12 per UNiTAB share; and
- $0.88 per UNiTAB share to the implied value of the fixed cash alternative of the Tattersall's proposal of $13.37 per UNiTAB share.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

* * * * * * *

Tabcorp considers that its offer is demonstrably superior to the Tattersall's proposal already recommended by the UNiTAB board, not only because the implied value of Tabcorp's offer is at a premium to the implied value of the Tattersall's proposal, but also because of the further reasons set out below.

- **Greater diversification** – Tabcorp's earnings are diversified both geographically and across a range of businesses. If UNiTAB shareholders accept Tabcorp's offer, and it is successful, they will hold shares in the combined Tabcorp/UNiTAB group which would (assuming no divestments) have interests in wagering and sports betting operations in New South Wales, Victoria, Queensland, South Australia and the Northern Territory, four casino hotel and entertainment complexes in New South Wales and Queensland, the operation of approximately 13,600 gaming machines in Victoria, international monitoring and totalizator sales and support businesses, gaming machine monitoring and linked jackpot operations in New South Wales, Queensland and the Northern Territory and an interest in a joint venture to roll out Keno terminals in the People's Republic of China.

- **Greater certainty of value** - Tabcorp's offer is structured to provide UNiTAB shareholders with greater certainty of value, as the implied value of the offer remains at $14.25 under both the All Share Alternative and the Cash And Share Alternative if the Tabcorp share price remains between $15.00 and $17.00 during the VWAP Period. The closing price of Tabcorp shares on the ASX on 30 May 2006 was $15.50. The implied value of both the all share alternative and the fixed cash alternative of Tattersall's proposal varies with every change in the Tattersall's share price.

- **Greater cash** - Tabcorp's offer provides a guaranteed cash consideration of $8.25 per UNiTAB share under the Cash And Share Alternative compared to $3.91 per UNiTAB share under the fixed cash alternative of the Tattersall's proposal. The $14.00 cash per UNiTAB share under the maximum cash alternative of Tattersall's proposal is only available to UNiTAB shareholders who elect that alternative to the extent that UNiTAB shareholders in aggregate elect that alternative in respect of 28% or less of the total UNiTAB shares outstanding and no UNiTAB shareholders elect the fixed cash alternative. To the extent that the UNiTAB shareholders in aggregate elect to receive the maximum cash alternative in respect of more than 28% of the total UNiTAB shares outstanding, or to the extent that UNiTAB shareholders elect the fixed cash alternative (thereby reducing the amount of the cash pool available to shareholders selecting the maximum cash alternative), the maximum cash alternative is subject to a pro-rata scaleback. This means that the proportion of a UNiTAB shareholder's holding that receives the cash consideration of $14.00 per UNiTAB share is reduced, and the UNiTAB shareholder would receive Tattersall's shares for the balance of their holding. The cash available under the maximum cash alternative of Tattersall's proposal will be less than $8.25 per UNiTAB share if UNiTAB shareholders, in aggregate, elect the maximum cash alternative in respect of more than 48% of the total UNiTAB shares outstanding (assuming that no UNiTAB shareholders elect the fixed cash alternative in respect of the balance of the UNiTAB shares outstanding).

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

* * * * * * *

- **Greater earnings per share uplift** - Earnings per share (EPS) (pre non-recurring items) uplift for UNiTAB shareholders under the Tabcorp offer is expected to be significantly higher than under the Tattersall's proposal. On a pro-forma basis for the year ending 30 June 2006, the EPS (pre non-recurring items) uplift for a UNiTAB shareholder, if they accept Tabcorp's offer and it is successful, is expected to be in excess of 59%.[9] This compares to an expected EPS (pre non-recurring items) uplift of approximately 38%[10] on a pro-forma basis for the year ending 30 June 2006 under the Tattersall's proposal.

- **Greater dividends per share uplift** - Dividends per share (DPS) uplift for UNiTAB shareholders under the Tabcorp offer is expected to be higher than under the Tattersall's proposal. On a pro-forma basis for the year ending 30 June 2006, the DPS uplift for a UNiTAB shareholder, if they accept Tabcorp's offer and it is successful, is expected to be in excess of 39%.[12] This compares to an expected DPS uplift of approximately 15%[13] on a pro-forma basis for the year ending 30 June 2006 under the Tattersall's proposal.

- **Lower exposure to licence renewal risk** - Tabcorp's current earnings and dividends are significantly less exposed than Tattersall's current earnings and dividends to licence renewal risk. Only approximately one third[14] of Tabcorp's forecast EBITDA for the year ending 30 June 2006 is derived from Victorian wagering, gaming and Keno and NSW Keno, the licences for which are due to expire in the next six years (these businesses are expected to contribute approximately 29% of the EBITDA of a merged Tabcorp/UNiTAB group on a pro-forma basis for the year ending 30 June 2006). In contrast, Tattersall's is expected to derive nearly all of its EBITDA in the year ending 30 June 2006 from its Victorian gaming, lotteries and Keno operations, the licences for which are due to expire in the next six years (Tattersall's is expected to contribute approximately 59% of the EBITDA of a merged Tattersall's/UNiTAB group on a pro-forma basis for the year ending 30 June 2006[15]).

  Based on certain assumptions, if a $1.0 billion payment for the renewal of Tattersall's Victorian gaming licence on 1 July 2005 is assumed, the pro-forma EPS (pre non-recurring items) uplift for a UNiTAB shareholder for the year ending 30 June 2006 reduces from 38% to 8%.[17]

  If a $1.1 billion payment is assumed on 1 July 2005 for the renewal of Tabcorp's Victorian wagering and gaming licence (which is operated under a joint venture with the Victorian racing industry and in which Tabcorp holds a 75% interest), the pro-forma EPS uplift (pre non-recurring items) for a UNiTAB shareholder for the year ending 30 June 2006 only falls from 59% to 47%.[17]

  This is a very important consideration for UNiTAB shareholders as they will effectively be required to share a portion of the risk of any non renewal of licences and the cost of any licence renewal payment if they accept either Tabcorp's offer or Tattersall's proposal and it is successful.

Commenting on the proposed merger, Mr Slatter said: "To the extent that UNiTAB shareholders elect to receive Tabcorp shares as consideration for their UNiTAB shares, they would be expected to benefit from a substantial uplift in annual earnings and

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

* * * * * * *

dividends per share. Further, the diversification and scale of Tabcorp's business means that UNiTAB shareholders would not be as affected by any future Victorian licence renewal payments as they are under the Tattersall's proposal."

Profile of the merged entity

If Tabcorp's offer is successful, the merged entity would be expected to have an enterprise value of more than $12 billion[18] and EBITDA of approximately $1.3 billion[19] on a pro-forma basis for the year ending 30 June 2006. This scale, combined with the diversity of the merged entity's earnings, its investment grade credit rating and broad gaming experience, would enhance Tabcorp's ability to compete effectively for global growth opportunities as they arise.

Tabcorp believes that it can realise synergies and efficiencies (contributing to EBITDA) of approximately $32 million[20] per year (after deducting payments to the racing industry and assuming certain regulatory approvals are obtained and no divestments), with 95% achieved in the second full year following the completion of the acquisition.

The transaction is expected to be modestly earnings per share (pre non-recurring items) accretive in the second full year following the acquisition and is not expected to impact dividend payments to Tabcorp shareholders.

The merged entity would be the sixth[21] largest (predominantly off-line) listed gambling and entertainment company in the world. Its businesses would (assuming no divestments) include:

- ownership of wagering operations across New South Wales, Victoria, Queensland, South Australia and the Northern Territory. Combined with the government owned totalizator operations of Western Australia and Tasmania which are already included in Tabcorp's wagering pool in relation to certain products, this allows for the creation of a national wagering network (subject to receiving the required regulatory approvals);

- operation of four of Australia's leading hotel and entertainment facilities – Star City in Sydney and Conrad Jupiters, Conrad Treasury and Jupiters Townsville in Queensland;

- operation of approximately 13,600 gaming machines in 260 venues across Victoria;

- operation of key wagering media businesses, including Sky Channel and Sky Radio, incorporating 2KY in Sydney;

- Keno and gaming machine monitoring (including jackpotting) operations in New South Wales, Queensland, Victoria and the Northern Territory; and

- an interest in a joint venture to establish a Keno network in China.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

* * * * * * *

Profit guidance for the year ending 30 June 2006

In conjunction with the announcement of Tabcorp's takeover offer for UNiTAB, Tabcorp has also confirmed that based on current trading conditions, it is expecting net profit after tax (pre non-recurring items) to be $555.5 million for the year ending 30 June 2006.[22]

Post transaction capital management

In the event that Tabcorp's offer is successful and some UNiTAB shareholders elect to receive the All Share Alternative as consideration, Tabcorp intends to undertake a capital management initiative (such as a buy back) after the acquisition of UNiTAB is completed. Tabcorp's intention to undertake such an initiative is subject to the Tabcorp Board resolving to implement such an initiative having regard to all relevant matters, including Tabcorp's funding requirements, at the applicable time.

Intentions in relation to UNiTAB's gaming businesses

Tabcorp may consider, or may be required to consider, a divestment of all or part of UNiTAB's gaming businesses post acquisition. Tabcorp has not made any decision to retain or divest these assets and any such decision would be subject to discussions with the relevant State Governments.

Conditions

Tabcorp's takeover offer is subject to various conditions, as more fully described in Annexure B, including:

- 90% minimum acceptance;
- Part 5 of the *TAB Queensland Limited Privatisation Act 1999* (Qld) being repealed in its entirety, or satisfactorily amended, by the Queensland parliament;
- certain regulatory actions taking place and certain regulatory actions not being taken to restrain, prohibit or impede the offer;
- the S&P/ASX 200 Index not being below 4,500 at any time on three consecutive trading days between the announcement of the offer and the end of the offer period;
- that no merger or business combination (in whatever form, and whether or not in the form of the Tattersall's proposal) takes place between UNiTAB and Tattersall's, and UNiTAB does not make or announce a takeover bid for Tattersall's;
- no material adverse change occurring in relation to UNiTAB between the announcement of the offer and the end of the offer period; and
- the conditions precedent to the drawdown of funds under the Tabcorp group's loan facility (which will be used to fund the cash component of the Cash And Share Alternative under the offer) being satisfied or waived.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

*   *   *   *   *   *   *

Media and analysts briefing

Tabcorp will host a presentation to the media at 11am today to discuss its takeover offer for UNiTAB. Tabcorp will also host an analysts briefing at 12.30pm today to discuss its takeover offer for UNiTAB. The analyst's briefing will also be webcast (www.tabcorp.com.au).

UBS is acting as financial adviser to Tabcorp and Allens Arthur Robinson is acting as legal adviser to Tabcorp.

For further information please contact

At Tabcorp
Media: Bruce Tobin
General Manager Corporate Affairs
Tel (03) 9868 2508

Analysts: Matt Bekier, Chief Financial Officer
Tel (03) 9868 2195

At Cannings
Media: Nigel Kassulke and Peter Brookes
Tel (02) 9252 0622

At UBS
Peter Scott
Managing Director
Tel (03) 9242 6273

Tim Antonie
Managing Director
Tel (03) 9242 6277

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

* * * * * * *

Annexure A

Profile of the merged entity

A combination of Tabcorp and UNiTAB would further strengthen one of the world's premier gambling and entertainment companies. The merged entity would be the leading casino operator, wagering company and gaming machine operator in Australia.

Details of the operations that the merged entity would have are set out below, assuming no divestments.

Wagering

- Totalizator and fixed odds betting operations in more than 3,895 retail outlets, on course, internet, and by phone under licence in Victoria, New South Wales, Queensland, South Australia and the Northern Territory.

Media

- Provider of Sky Channel satellite television service telecasting race meetings and other sporting events throughout Australia and internationally
- Provider of 2KY1017 radio broadcast service covering thoroughbred, harness, and greyhound races across Australia

Gaming and network games

- Approximately 13,600 gaming machines in 260 venues across Victoria
- Gaming machine monitoring and linked jackpot operations across Queensland, New South Wales and the Northern Territory
- Keno in approximately 2,100 venues across NSW and Queensland and the joint operator of Keno under licence in Victoria

Casinos

- Operator of Star City Casino in Sydney providing 1,500 gaming machines and 200 tables
- Operator of three casinos in Queensland - Conrad Treasury Hotel Casino in Brisbane, Conrad Jupiters Hotel Casino on the Gold Coast and Jupiters Townsville Casino, providing over 3,000 gaming machines and 200 tables

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

* * * * * * *

Annexure B

Conditions of the offer

Minimum acceptance

At or before the end of the Offer Period, Bidder and its associates:
(a) have relevant interests in at least 90% of the UNiTAB Shares; and
(b) have acquired at least 75% (by number) of the UNiTAB Shares which Bidder offered to acquire under the Offer (whether the acquisitions happened under the Offer or otherwise).

ACCC

(a) At the end of the Offer Period, the ACCC has not commenced or threatened in writing to commence legal proceedings seeking orders to restrain the acquisition of UNiTAB Shares by Bidder under the Offer.
(b) Before the end of the Offer Period, a notice in writing is received by Tabcorp from the ACCC, stating, or stating to the effect, that:
  (i) the ACCC does not propose to intervene or seek to prevent the acquisition of UNiTAB Shares by Bidder pursuant to section 50 of the *Trade Practices Act 1974* (Cth); and
  (ii) the ACCC does not seek to impose conditions on Bidder's acquisition of shares in UNiTAB or require undertakings from Bidder (or any Related Entity of Bidder) in relation to the acquisition of UNiTAB Shares,

  and at the end of the Offer Period, that notice has not been withdrawn, revoked or amended.

Amendment of TAB Queensland Limited Privatisation Act 1999 (Qld)

Before the end of the Offer Period, either:
(a) Part 5 of the *TAB Queensland Limited Privatisation Act 1999* (Qld) is repealed in its entirety and no equivalent or substantially similar provisions or legislation are enacted; or
(b) Part 5 of the *TAB Queensland Limited Privatisation Act 1999* (Qld) is:
  (i) amended so that the provisions of Part 5 which require the constitution of UNiTAB (or applicable holding companies or subsidiaries of UNiTAB) to require the head office of UNiTAB (or the applicable holding company or subsidiary) to be located in Queensland (within the meaning of Part 5) are removed, and are replaced with provisions which would enable one or more existing members of the Tabcorp Group which hold a casino licence, monitoring operator's licence, wagering licence or lotteries licence under Queensland legislation to comply with any "head office" requirements of the amended legislation, based on the existing operations, operational offices and organisational structures of the Tabcorp Group (which does not include the UNiTAB Group) as in place at their current locations as at the Announcement Date; and
  (ii) not amended in any other manner.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

* * * * * * *

Regulatory Approvals

Before the end of the Offer Period, all Approvals as are necessary to:

(a) permit the Offer to be lawfully made to, and accepted by, UNiTAB Shareholders; or

(b) allow, following a successful completion of the Offer, the business of the UNiTAB Group to continue to be conducted on substantially the same terms as the business was conducted as at the date of the Bidder's Statement (other than any Approval necessary to allow the UNiTAB Group to continue to conduct the UNiTAB NSW Gaming Division), are granted, given, made or obtained on an unconditional basis and, at the end of the Offer Period, remain in full force and effect in all respects and are not subject to any notice, intimation or indication of intention to revoke, suspend, restrict, modify or not renew the same. This includes:

(c) that each relevant Public Authority in each of Queensland, South Australia and the Northern Territory confirms that the applicable members of the UNiTAB Group will continue to be suitable to hold their licences under the *Gaming Machine Act 1991* (Qld), the *Wagering Act 1998* (Qld), the *Gaming Machine Act 1995* (NT), the *Totalisator Licensing and Regulation Act 2000* (NT) and the *Authorised Betting Operations Act 2000* (SA) (as applicable) and that the Tabcorp Group is, and the directors of the Tabcorp Group are, suitable to be associated with such licensees;

(d) the passing of a regulation under the *Totalizator Licensing and Regulation Act 2000* (NT), exempting the Tabcorp Group from the prohibition under that Act from having a prohibited shareholding interest in NT Tab Pty Ltd (or any other member of the UNiTAB Group that holds a totalizator licence under that Act); and

(e) approval from the South Australian Independent Gaming Authority under the *Authorised Betting Operations Act 2000* (SA) for the Tabcorp Group to obtain control or influence over SA Tab Pty Ltd (or any other member of the UNiTAB Group that holds a major betting operations licence under that Act).

No regulatory actions

Between the Announcement Date and the end of the Offer Period (each inclusive):

(a) there is not in effect any preliminary or final decision, order or decree made or issued by a Public Authority;

(b) no action or investigation is announced, commenced or threatened by any Public Authority; and

(c) no application is made to any Public Authority (other than by Bidder or any of its associates),

in consequence of or in connection with the Offer (other than an application to, or a decision or order of, the Australian Securities and Investments Commission or the Takeovers Panel for the purpose or in exercise of the powers and discretions conferred on it by the Corporations Act) which restrains or prohibits or impedes, or threatens to restrain, prohibit or impede, or may otherwise materially adversely impact upon, the making of the Offer or the acquisition of UNiTAB Shares under the Offer or the completion of any transaction contemplated by the Bidder's Statement (including implementing the intentions expressed in the Bidder's Statement), or seeks to require the divestiture by Bidder of any UNiTAB Shares, or the divestiture of any material assets (including shares) of the UNiTAB Group (taken as a whole) or the Tabcorp Group (taken as a whole).

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

* * * * * * *

No material adverse change

Before the end of the Offer Period:

(a) no event, change, condition or matter occurs, is announced or becomes known to Bidder (whether or not it becomes public), including (without limitation):
  - (i) any change in the status or terms of arrangements entered into by UNiTAB or any of its subsidiaries or the status or terms of any Approvals which are applicable to UNiTAB or any of its subsidiaries (whether or not wholly or partly attributable to the making of the Offer or the acquisition of UNiTAB Shares under the Offer); or
  - (ii) any change or proposed change in the law or any government policy (whether by way of amendment, repeal, introduction of new law or policy or otherwise), including (without limitation):
    - (A) the introduction into the Parliament of the Commonwealth of Australia or of any State or Territory of Australia of any law or proposed law or amendment or repeal of any law;
    - (B) the making of, amendment of or repeal of any regulation under any law;
    - (C) the adoption of, change of or termination of any policy; or
    - (D) the making of any official announcement by or on behalf of the government of the Commonwealth of Australia or any State or Territory of Australia or a Public Authority that any law, regulation or policy will be introduced, adopted, amended, repealed, terminated or otherwise changed or affected,

    in each case whether retrospective or not and including (without limitation) any law, regulation or policy relating to any tax, duty or levy,

  where that event, change, condition or matter has had, or could reasonably be expected to have, a material adverse effect on:
  - (iii) the business, assets, liabilities, financial or trading position, profitability or prospects of the UNiTAB Group, taken as a whole;
  - (iv) the status or terms of arrangements entered into by the UNiTAB Group; or
  - (v) the status or terms of any approvals, licences or permits from Public Authorities applicable to the UNiTAB Group,

  except for events, changes, conditions and matters publicly announced by UNiTAB or otherwise disclosed in public filings by UNiTAB or any of its subsidiaries prior to the Announcement Date where the relevant disclosure is not, and is not likely to be, incomplete, incorrect, untrue or misleading; and

(b) no event, change, condition or matter, as described in paragraph (a) above which occurred before the Announcement Date but was not apparent from publicly available information before then, becomes public.

No merger with Tattersall's

Before the end of the Offer Period, neither UNiTAB nor any subsidiary of UNiTAB:

(a) completes any merger, combination or amalgamation with Tattersall's or any Related Entity of Tattersall's (whether by way of scheme of arrangement, takeover or any other form and whether or not in the form of the proposed merger announced by Tattersall's and UNiTAB to ASX on 27 March 2006 and disclosed more fully in the UNiTAB Explanatory Memorandum);

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709
Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

* * * * * * *

(b) applies to any court for any order under section 411(4)(b) of the Corporations Act in relation to any proposal involving Tattersall's or any Related Entity of Tattersall's; or

(c) lodges with ASIC any bidder's statement under Chapter 6 of the Corporations Act in relation to any takeover bid for any Tattersall's securities or any securities of any Related Entity of Tattersall's, or publicly announces an intention to make a takeover bid for any Tattersall's securities or any securities of any Related Entity of Tattersall's.

No break fees

(a) Subject to paragraph (b) below, during the period from 31 May 2006 to the end of the Offer Period (each inclusive), neither UNiTAB nor any subsidiary of UNiTAB agrees (whether on a conditional or contingent basis or otherwise) to pay or provide any amount or benefit to any person, or to forego or otherwise reduce any payment or benefit to which it would otherwise be entitled, for the purpose of soliciting, encouraging or facilitating, or otherwise in connection with, a proposal or offer by that person, or by any other person, in relation to a transaction under which:
   (i) any person (together with its associates) may acquire voting power of 10% or more in UNiTAB or any subsidiary of UNiTAB (whether by way of takeover bid, compromise or arrangement under Part 5.1 of the Corporations Act or otherwise);
   (ii) any person may acquire, directly or indirectly (including by way of joint venture, dual listed company structure or otherwise), any interest in all or a substantial part of the business or assets of UNiTAB or of any subsidiary of UNiTAB; or
   (iii) any person may otherwise acquire control of or merge or amalgamate with UNiTAB or any subsidiary of UNiTAB.

(b) Paragraph (a) above does not apply to any payment:
   (i) for providing professional or other advisory services to UNiTAB or any subsidiary of UNiTAB;
   (ii) lawfully made to any director or officer of UNiTAB or any subsidiary of UNiTAB; or
   (iii) of an amount, or series of amounts, of up to $15 million (in aggregate), that UNiTAB is legally obliged to pay to Tattersall's under the 'cost reimbursement' arrangements between UNiTAB and Tattersall's as set out in the merger implementation agreement dated 25 March 2006 (as amended on 14 May 2006 and 26 May 2006), as disclosed in the UNiTAB Explanatory Memorandum (the ***Tattersall's Break Fee Arrangements***).

(c) During the period from 31 May 2006 to the end of the Offer Period (each inclusive), neither UNiTAB nor any subsidiary of UNiTAB agrees (whether on a conditional or contingent basis or otherwise) to amend, supplement or otherwise vary the terms of the Tattersall's Break Fee Arrangements.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

* * * * * * *

No material acquisitions, disposals or new commitments

Except for any proposed transaction publicly announced by UNiTAB before the Announcement Date, none of the following events occurs during the period from the Announcement Date to the end of the Offer Period (each inclusive):

(a) UNiTAB or any subsidiary of UNiTAB acquires, offers to acquire or agrees to acquire one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount in aggregate greater than $3 million, or makes an announcement in relation to such an acquisition, offer or agreement;

(b) UNiTAB or any subsidiary of UNiTAB disposes of, offers to dispose of or agrees to dispose of one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount, or in respect of which the book value (as recorded in UNiTAB's statement of financial position as at 31 December 2005) is, in aggregate, greater than $3 million, or makes an announcement in relation to such a disposition, offer or agreement;

(c) UNiTAB or any subsidiary of UNiTAB enters into, or offers to enter into or agrees to enter into, any agreement, joint venture or partnership which would require expenditure, or the foregoing of revenue, by the UNiTAB Group of an amount which is, in aggregate, more than $3 million, other than in the ordinary course of business, or makes an announcement in relation to such an entry, offer or agreement,

and during that period the business of the UNiTAB Group is otherwise carried on in the ordinary and usual course of business.

Change of control and other rights under certain agreements

(a) No person has or will have any right (whether subject to conditions or not) under any agreement or arrangement which is material in the context of the business of the UNiTAB Group (which includes any agreement or arrangement with any racing industry or racing industry body, or any agreement or arrangement the termination of which is likely to adversely affect the revenue or costs of the UNiTAB Group by more than $4 million per annum, or the assets or liabilities of the UNiTAB Group by more than $3 million) as a result of Bidder acquiring UNiTAB Shares to:

    (i) acquire, or require the disposal of, or require UNiTAB or a subsidiary of UNiTAB to offer to dispose of, any material asset of UNiTAB or a subsidiary of UNiTAB; or

    (ii) terminate, or vary the terms or performance of, any material agreement or arrangement with UNiTAB or a subsidiary of UNiTAB,

    other than rights for which a written enforceable, irrevocable and unconditional waiver or release has been obtained by UNiTAB and a copy provided to Tabcorp before the end of the Offer Period.

(b) On or before the date that UNiTAB sends its target's statement in respect of the Offer to UNiTAB Shareholders, either:

    (i) UNiTAB makes an announcement to the ASX summarising the material aspects of each right of a kind referred to in paragraph (a) above and any waiver or release in respect of that right; or

    (ii) UNiTAB makes an announcement to the ASX that there are no rights of a kind referred to in paragraph (a) above.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709
Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

* * * * * * *

No prescribed occurrences

During the period from the Announcement Date to the date that is three business days after the end of the Offer Period (each inclusive), none of the following occurrences (being the prescribed occurrences listed in section 652C of the Corporations Act) happens:

(a) UNiTAB converts all or any of its shares into a larger or smaller number of shares under section 254H of the Corporations Act;
(b) UNiTAB or a subsidiary of UNiTAB resolves to reduce its share capital in any way;
(c) UNiTAB or a subsidiary of UNiTAB enters into a buy-back agreement or resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Act;
(d) UNiTAB or a subsidiary of UNiTAB issues shares or grants an option over its shares, or agrees to make such an issue or grant such an option;
(e) UNiTAB or a subsidiary of UNiTAB issues, or agrees to issue, convertible notes;
(f) UNiTAB or a subsidiary of UNiTAB disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;
(g) UNiTAB or a subsidiary of UNiTAB charges, or agrees to charge, the whole, or a substantial part, of its business or property;
(h) UNiTAB or a subsidiary of UNiTAB resolves to be wound up;
(i) a liquidator or provisional liquidator of UNiTAB or of a subsidiary of UNiTAB is appointed;
(j) a court makes an order for the winding up of UNiTAB or of a subsidiary of UNiTAB;
(k) an administrator of UNiTAB or of a subsidiary of UNiTAB is appointed under section 436A, 436B or 436C of the Corporations Act;
(l) UNiTAB or a subsidiary of UNiTAB executes a deed of company arrangement; or
(m) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of UNiTAB or of a subsidiary of UNiTAB.

S&P/ASX 200 Index

Between the Announcement Date and the end of the Offer Period (each inclusive), the S&P/ASX 200 Index is not below 4,500 at any time on three consecutive ASX trading days.

Equal access to information

(a) At all times during the period from the Announcement Date to the end of the Offer Period, UNiTAB promptly (and in any event within two business days) provides to Bidder a copy of all information that is not generally available (within the meaning of the Corporations Act) relating to UNiTAB or any subsidiary of UNiTAB or any of their respective businesses or operations that has been or is provided by UNiTAB or any subsidiary of UNiTAB or any of their respective officers, employees, advisers or agents (collectively, ***UNiTAB Disclosers***) to any person (other than Tattersall's (but only to the extent described in paragraph (b) below), Bidder or any other member of the Tabcorp Group) for the purpose of soliciting,

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

* * * * * * *

encouraging or facilitating a proposal or offer by that person, or by any other person, in relation to a transaction under which:

(i) any person (together with its associates) may acquire voting power of 10% or more in UNiTAB or any subsidiary of UNiTAB (whether by way of takeover bid, compromise or arrangement under Part 5.1 of the Corporations Act or otherwise);

(ii) any person may acquire, directly or indirectly (including by way of joint venture, dual listed company structure or otherwise), any interest in all or a substantial part of the business or assets of UNiTAB or of any subsidiary of UNiTAB; or

(iii) that person may otherwise acquire control of or merge or amalgamate with UNiTAB or any subsidiary of UNiTAB.

(b) The exception in paragraph (a) above relating to information provided to Tattersall's only applies in respect of information:

(i) that has been provided to Tattersall's prior to 31 May 2006; or

(ii) that is provided by a UNiTAB Discloser to Tattersall's after 31 May 2006 pursuant to a then-current legal obligation of UNiTAB under the terms of the merger implementation agreement between UNiTAB and Tattersall's dated 25 March 2006 (as amended on 14 May 2006 and 26 May 2006), as disclosed in the UNiTAB Explanatory Memorandum (as those terms were in force as at 31 May 2006) (***MIA***).

The exception does not apply where such information is provided to a third party (other than Tattersall's) or where such information is provided to Tattersall's after 31 May 2006 by a UNiTAB Discloser other than pursuant to a legal obligation under the MIA.

No dividends

Between the Announcement Date and the end of the Offer Period (each inclusive), UNiTAB does not make or declare any distribution (whether by way of dividend, capital reduction or otherwise and whether in cash or in specie).

Loan Facility

(a) Subject to the following, before the earlier of the execution of the Loan Facility Agreement and the end of the Offer Period, no event giving rise to a right for the Bank to terminate the binding commitment letter between Tabcorp and the Bank (pursuant to which the Bank has conditionally agreed to enter into the Loan Facility Agreement) occurs, unless any such right is waived by the Bank.

(b) Subject to the following, at the end of the Offer Period all of the conditions precedent to the availability of funds under the Loan Facility Agreement have been either satisfied or waived.

The conditions set out in paragraphs (a) and (b) above do not apply to the extent that the occurrence of an event, or the satisfaction of a condition precedent, is within the sole control of the Tabcorp Group.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

* * * * * * *

Definitions

The following definitions apply in this Annexure B unless the context requires otherwise:

ACCC means the Australian Competition and Consumer Commission.

Announcement Date means 1 June 2006.

Approvals means all regulatory approvals or consents (other than approvals or consents the absence of which would not have a material adverse effect on the assets or operations of the Tabcorp Group or the UNiTAB Group) which are required by law or by any Public Authority.

ASX means Australian Stock Exchange Limited or, as the context requires, the financial market operated by it.

Bank means Barclays Bank PLC.

Bidder means Tabcorp Investments No. 5 Pty Ltd (ABN 72 105 341 366), a wholly-owned subsidiary of Tabcorp.

Bidder's Statement means the bidder's statement to be issued by Bidder in relation to the Offer.

Corporations Act means the Corporations Act 2001 (Cth).

Loan Facility Agreement means the proposed formal agreement to be entered into pursuant to a binding commitment letter that has been executed between Tabcorp and the Bank, pursuant to which the Bank will provide debt finance for the purpose of Bidder funding (in part) the consideration under the 'Cash And Shares Alternative' of the Offer.

Offer means the off-market takeover bid constituted by each offer to be made by Bidder for UNiTAB Shares.

Offer Period means the period during which the Offer will remain open for acceptance.

Public Authority means any government or any governmental, semi-governmental, statutory or judicial entity or authority, whether in Australia or elsewhere. It also includes any self-regulatory organisation established under statute and any stock exchange.

Related Entity means, in relation to a person, any entity which is related to that person within the meaning of section 50 of the Corporations Act or which is in an economic entity (as defined in any approved Australian accounting standard) that is controlled by that person.

Tabcorp means Tabcorp Holdings Limited (ABN 66 063 780 709).

Tabcorp Group means Tabcorp and its subsidiaries.

Tattersall's means Tattersall's Limited (ABN 19 108 686 040).

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

* * * * * * *

Tattersall's Proposal means the proposed merger of Tattersall's and UNiTAB by scheme of arrangement announced by Tattersall's and UNiTAB in a joint ASX announcement dated 27 March 2006 entitled 'UNiTAB and Tattersall's Propose Merger of Equals' and more fully described in the UNiTAB Explanatory Memorandum.

UNiTAB means UNiTAB Limited (ABN 84 085 691 738).

UNiTAB Explanatory Memorandum means the explanatory memorandum of UNiTAB in relation to the proposed merger of UNiTAB and Tattersall's dated, and lodged with ASX on, 31 May 2006.

UNiTAB Group means UNiTAB and its subsidiaries.

UNiTAB NSW Gaming Division means the New South Wales data monitoring services and links business acquired by UNiTAB from Tab Limited in 2004 (as those businesses are comprised as at the date of this announcement).

UNiTAB Shareholder means a person registered in the register of members of UNiTAB as a holder of UNiTAB Shares.

UNiTAB Shares means fully paid ordinary shares in UNiTAB.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

* * * * * * *

Annexure C

Notes to the announcement

1. The implied value of Tabcorp's offer is $14.25 assuming a Tabcorp VWAP of between $15.00 and $17.00. The "Tabcorp VWAP" will be the volume weighted average share price of Tabcorp Shares traded on ASX (excluding certain trades) during a pricing period of 10 trading days commencing on the trading day after the earlier of the date on which the offer becomes unconditional and the last day of the offer period (the "VWAP Period"). The implied value is subject to the effects of rounding.

2. The exact fraction at the lower end of this share consideration range is 57/68 Tabcorp shares per UNiTAB share.

3. The exact fraction at the lower end of this share consideration range is 6/17 Tabcorp shares per UNiTAB share.

4. If under the offer a UNiTAB shareholder would otherwise be entitled to a fraction of a Tabcorp share in respect of their parcel of UNiTAB shares, the UNiTAB shareholder's entitlement to Tabcorp shares will be rounded in accordance with the offer (fractions of 0.5 or greater will be rounded up; fractions of less than 0.5 will be rounded down). Accordingly, the implied values shown in the table are subject to the effects of rounding.

5. Assumes 133.4 million UNiTAB shares on issue, UNiTAB net debt as at 31 December 2005 of approximately $188 million and the UNiTAB forecast EBITDA of approximately $165 million for the year ending 30 June 2006 (disclosed in the UNiTAB Explanatory Memorandum).

6. Assumes 133.4 million UNiTAB shares on issue and UNiTAB's forecast NPAT of approximately $80 million for the year ending 30 June 2006 (disclosed in the UNiTAB Explanatory Memorandum).

7. Although the Tattersall's proposal has a maximum cash alternative of $14.00 per UNiTAB share, not all UNiTAB shareholders can receive cash for all of their UNiTAB shareholding. Tattersall's cash pool is limited. Accordingly, the cash amount receivable under the maximum cash alternative is subject to possible scaleback (with Tattersall's shares to be issued in the place of any scaled-back amount), depending on the proportion of the UNiTAB shares outstanding in relation to which either that alternative or the fixed cash alternative is elected by UNiTAB shareholders (which is currently unknown). If all UNiTAB shareholders elected the maximum cash alternative, they would receive $3.91 cash and 3.12 Tattersall's shares for each UNiTAB share. If the Tattersall's proposal is implemented, the final proportion of cash and Tattersall's shares which a UNiTAB shareholder would receive if they elected the maximum cash alternative will not be known until after the Tattersall's proposal is completed. Consequently, the premium of Tabcorp's offer to the implied value of the maximum cash alternative under the Tattersall's proposal cannot be determined at this time.

Tabcorp Holdings Limited
Public Affairs
Tel 61 3 9868 2508
Fax 61 3 9868 2639

* * * * * * *

8. Volume weighted average share price of Tattersall's shares traded on ASX.

9. The illustrative pro-forma earnings per share (pre non-recurring items) (EPS) impact for a UNiTAB shareholder under the Tabcorp offer has been calculated on the assumption that all UNiTAB shareholders elect the Cash And Share Alternative and that the Tabcorp VWAP is $15.50 (being the closing price of Tabcorp shares on the ASX on 30 May 2006). The calculation is based on a pro-forma compilation of stand alone forecast NPAT for the Tabcorp group as set out in Tabcorp's announcement of the offer and UNiTAB's forecast NPAT for the year ending 30 June 2006 (disclosed in the UNiTAB Explanatory Memorandum). For the purposes of the analysis, it is assumed that Tabcorp had acquired UNiTAB from 1 July 2005, that synergies and efficiencies which Tabcorp expects to realise in the third year following the acquisition (approximately $32 million less depreciation of approximately $6 million in relation to incremental capital investment) are realised in the year ending 30 June 2006. Additional amortisation of approximately $1 million in respect of the assumed fair value adjustment to UNiTAB's licences on acquisition has also been incorporated into the analysis. The cash portion of the acquisition cost is assumed to be funded at an interest rate of 6.3% p.a. It is assumed that UNiTAB shareholders reinvest the gross cash proceeds in Tabcorp shares at an assumed Tabcorp VWAP of $15.50 (assuming zero tax leakage or transaction costs). In the event that some UNiTAB shareholders elect the All Share Alternative, Tabcorp intends to undertake a capital management initiative (such as a share buy-back). Tabcorp's intention to undertake such an initiative is subject to the Tabcorp Board resolving to implement such an initiative having regard to the funding requirements of Tabcorp and other applicable considerations at the relevant time. To the extent that Tabcorp does not conduct the proposed capital management initiative, or to the extent that any capital management initiative does involve a share buy-back and the average price at which Tabcorp shares are bought back differs from the Tabcorp VWAP, this is likely to result in a different pro-forma EPS outcome (which may be lower or higher) to that disclosed above. Tabcorp's bidder's statement will include further discussion of the assumptions, risks and sensitivities relevant to this analysis.

10. The calculation of the illustrative pro-forma earnings per share (pre non-recurring items) (EPS) impact for a UNiTAB shareholder under the Tattersall's proposal assumes that UNiTAB shareholders elect to receive the fixed cash consideration available under the Tattersall's proposal and reinvest the gross cash proceeds in Tattersall's shares at $2.98 per Tattersall's share, being the closing price of Tattersall's shares on 30 May 2006 (assuming no tax leakages or transaction costs). The calculation is based on the average of current broker NPAT estimates for Tattersall's for the year ending 30 June 2006 (details of which are described in note 11 below) and UNiTAB's forecast NPAT for the year ending 30 June 2006 (disclosed in the UNiTAB Explanatory Memorandum). Pro-forma synergies of approximately $20 million and incremental amortisation of approximately $1 million in respect of the assumed fair value adjustment to UNiTAB's licences on acquisition has also been incorporated into the analysis. No incremental depreciation in respect of incremental capital investment has been incorporated into the analysis. The acquisition funding assumes that Tattersall's utilises its financial assets (approximately $410 million (as disclosed in the UNiTAB Explanatory Memorandum) and assumed to earn interest at 5.5% p.a.) prior to drawing down on its banking facilities (at an assumed interest rate of 6.0% p.a.). Tattersall's is assumed to complete post transaction capital

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709
Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

* * * * * * *

management (through a share buy-back at an assumed price of $2.98 per Tattersall's share) as is the stated intention of Tattersall's in its announcement of the Tattersall's proposal on 27 March 2006 and in the UNiTAB Explanatory Memorandum. To the extent that Tattersall's does not conduct the proposed capital management initiative, or to the extent that any capital management initiative does not involve a share buy-back or the average price at which Tattersall's shares are bought back differs from the assumed buy-back price ($2.98 per Tattersall's share), this is likely to result in a different pro-forma EPS outcome (which may be lower or higher) to that disclosed above.

11. The average of current broker NPAT estimates for Tattersall's for the year ending 30 June 2006 is calculated from ten broker research reports available to Tabcorp dated over the period 24 February 2006 to 30 May 2006 (based on the most recent available report for each broker where more than one report has been released over this period). The range of NPAT estimates was $128 million to $140 million with an average of $132 million. For those brokers who have updated their estimates to incorporate the impact of the Tattersall's proposal, these broker reports have been omitted. No other broker reports from that period of which Tabcorp is aware (other than any which were not available to Tabcorp) were omitted from the calculation of this average. The Directors of Tabcorp do not adopt this average as their own forecast in relation to Tattersall's, and are not providing any such forecast.

12. The acquisition and shareholder reinvestment assumptions behind the illustrative pro-forma DPS analysis are set out in note 9 above. The analysis assumes that UNiTAB shareholders receive the benefit of the dividends declared or to be declared by Tabcorp for the year ending 30 June 2006. The total dividends declared by Tabcorp for the year ending 30 June 2006 are assumed to be double the interim dividend of $0.44 per Tabcorp share paid on 10 April 2006. In calculating the DPS impact for a UNiTAB shareholder, total dividends for UNiTAB for the year ending 30 June 2006 are assumed to be double the interim dividend of $0.29 per UNiTAB share paid on 7 April 2006.

13. The acquisition and shareholder reinvestment assumptions behind the illustrative pro-forma DPS analysis are set out in note 10 above. The analysis assumes that UNiTAB shareholders receive the benefit of the dividends declared or to be declared by Tattersall's for the year ending 30 June 2006 (on an annualised basis). For Tattersall's, total dividends declared for the year ending 30 June 2006 (on an annualised basis) are assumed to be the prospectus forecast dividends of 16.25 cents per share for the 13 months ending 30 June 2006, adjusted to reflect a twelve month period only (equivalent to dividends of 15.0 cents per share). In calculating the DPS impact for a UNiTAB shareholder, total dividends for UNiTAB for the year ending 30 June 2006 are assumed to be double the interim dividend of $0.29 per UNiTAB share paid on 7 April 2006.

14. The relative exposure of the merged Tabcorp/UNiTAB group's earnings to licence renewal risk in the next six years is based on the forecast EBITDA contribution of Tabcorp's businesses subject to licence renewal risk to the pro-forma EBITDA of the merged group (excluding synergies and efficiencies), in each case for the year ending 30 June 2006 (where merged group EBITDA is based on Tabcorp's forecast EBITDA of $1,091 million for the year ending 30 June 2006 (based on certain assumptions,

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

* * * * * * *

and subject to certain qualifications and risks, which will be set out in Tabcorp's bidder's statement) and UNiTAB's forecast EBITDA for the year ending 30 June 2006 (disclosed in UNiTAB's Explanatory Memorandum), post allocation of corporate costs.

15. The relative exposure of the merged Tattersall's/UNiTAB group's earnings to licence renewal risk in the next six years is based on the EBITDA contribution of Tattersall's to the pro-forma EBITDA of the merged group (excluding synergies and efficiencies), in each case for the year ending 30 June 2006 (where merged group EBITDA is based on the average of broker EBITDA estimates for Tattersall's (details of which are disclosed in note 16 below) and UNiTAB's forecast EBITDA for the year ending 30 June 2006 (disclosed in UNiTAB's Explanatory Memorandum), post allocation of corporate costs. This analysis does not incorporate synergies. As noted in the Independent Expert's Report in the UNiTAB Explanatory Memorandum, the income derived from Tattersall's Victorian gaming licence (which expires in 2012) represents approximately 90% of the Tattersall's forecast EBITDA for the year ending 30 June 2006 and Tattersall's Victorian lotteries licence (which expires in 2007) represents approximately 10% of Tattersall's EBITDA.

16. The average of current broker EBITDA estimates for Tattersall's for the year ending 30 June 2006 is calculated from ten broker research reports available to Tabcorp dated over the period 24 February 2006 to 30 May 2006 (based on the most recent available report for each broker where more than one report has been released over this period). The range of EBITDA estimates was $230 million to $244 million, with an average of $235 million. No broker reports from that period of which Tabcorp is aware (other than any which were not available to Tabcorp) were omitted from the calculation of this average. The Directors of Tabcorp do not adopt this average as their own forecast in relation to Tattersall's, and are not providing any such forecast.

17. The acquisition and shareholder reinvestment assumptions incorporated into this analysis are the same as those detailed in notes 9 and 10 above. This analysis assumes that Tabcorp is required to make a debt funded payment of approximately $1.1 billion for the renewal of its Victorian wagering, gaming and Keno licences and NSW Keno licence, and that Tattersall's is required to make a debt funded payment of $1.0 billion for the renewal of its Victorian gaming, lotteries and Keno licences. It is assumed that the Victorian racing industry retains its existing interests in Tabcorp's Victorian gaming and wagering businesses. It is assumed for the purposes of this analysis that these debt funded payments are made at the beginning of the 2006 financial year to take into account their impact for a full year and that no incremental earnings are achieved in the 2006 financial year as a consequence of the renewal payments. Further details of the assumptions, qualifications and risks in relation to this analysis will be disclosed in Tabcorp's bidder's statement.

18. The *Tabcorp/UNiTAB merged group pro-forma enterprise value of more than* $12 billion is calculated assuming that each UNiTAB shareholder accepts the Cash And Share Alternative under Tabcorp's offer, a Tabcorp VWAP of $15.50 and a post-acquisition Tabcorp share price of $15.50.

19. The Tabcorp/UNiTAB merged group pro-forma EBITDA of approximately $1.3 billion is calculated on the basis of a pro-forma compilation of stand alone forecast EBITDA

Tabcorp Holdings Limited
Public Affairs
Tel 61 3 9868 2508
Fax 61 3 9868 2639

* * * * * * *

for the Tabcorp group (as discussed in note 14 above) and UNiTAB's forecast EBITDA for the year ending 30 June 2006 (disclosed in the UNiTAB Explanatory Memorandum) and the estimated synergies of $32 million expected to be realised in the third year post acquisition.

20. Assuming no divestments. If Tabcorp is required, or decides, to divest all or part of UNiTAB's gaming division, synergies are anticipated to be reduced by up to $9 million per annum.

21. Based on the pro-forma enterprise value of Tabcorp assuming each UNiTAB *shareholder accepts the Cash And Share Alternative under Tabcorp's offer, a* Tabcorp VWAP of $15.50 and a post-acquisition Tabcorp share price of $15.50. This is compared to the enterprise value of 23 publicly listed, predominantly offline global gambling and entertainment companies, based on the closing share prices and exchange rates on 30 May 2006 and the most recently reported net debt for each such company.

22. Post non recurring items (totalling $5.1 million (after tax)), the expected NPAT is $550.4 million.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

Tabcorp Holdings Limited

Takeover offer for UNiTAB Limited

1 June 2006

Tabcorp
the bigger better game

Agenda

1. **Summary of Tabcorp's Offer**
2. Comparison of Tabcorp's Offer and the Tattersall's proposal
3. Benefits for Tabcorp shareholders
4. Benefits for Queensland and the Australian racing industry
5. Offer conditions and funding structure

Notes to the presentation

The implied value of Tabcorp's Offer is $14.25[1] per UNiTAB share

- Tabcorp has announced a takeover offer ("Offer") for UNiTAB
- The implied value of Tabcorp's Offer is $14.25 per UNiTAB share, assuming a Tabcorp VWAP of between $15.00 and $17.00
- UNiTAB shareholders have a choice of two alternative forms of consideration
  - All Share Alternative
    - Between 0.84[2] and 0.95 Tabcorp shares per UNiTAB share
  - Cash And Share Alternative
    - $8.25 cash and between 0.35[3] and 0.40 Tabcorp shares per UNiTAB share
- The number of Tabcorp shares to be issued will be determined by the VWAP of Tabcorp shares traded during the ordinary course of business on the ASX over the 10 trading days commencing on the trading day immediately after the earlier of the offer becoming unconditional and the last day of the offer period ("Tabcorp VWAP")
- The Offer is subject to a number of conditions

Note: *Refer to slide 37 for the notes accompanying this slide*

The implied value of Tabcorp's Offer is $14.25[1] per UNiTAB share

Alternative 1—All Share Alternative

Tabcorp VWAP		Tabcorp Shares[2,3]		Implied value of the Offer
$14.50	x	0.95	=	$13.78
$15.00	x	0.95	=	$14.25
$15.50	x	0.92	=	$14.25
$16.00	x	0.89	=	$14.25
$16.50	x	0.86	=	$14.25
$17.00	x	0.84	=	$14.25
$17.50	x	0.84	=	$14.67

Alternative 2—Cash and Share Alternative

Tabcorp VWAP		Tabcorp Shares[2,3]		Cash		Implied value of the Offer
$14.50	x	0.40	+	$8.25	=	$14.05
$15.00	x	0.40	+	$8.25	=	$14.25
$15.50	x	0.39	+	$8.25	=	$14.25
$16.00	x	0.38	+	$8.25	=	$14.25
$16.50	x	0.36	+	$8.25	=	$14.25
$17.00	x	0.35	+	$8.25	=	$14.25
$17.50	x	0.35	+	$8.25	=	$14.43

Note: Refer to slide 37 for the notes accompanying this slide

Benefits of the Tabcorp Offer

- Tabcorp believes its Offer is significantly more attractive to UNiTAB shareholders than the Tattersall's proposal
- The acquisition of UNiTAB is the next step in creating an Australian wagering and Sportsbetting champion
- The acquisition of UNiTAB is expected to contribute synergies and efficiencies (net of racing industry share) of approximately $32 million to Tabcorp's EBITDA in the third full year following acquisition and is expected to be modestly EPS accretive in the second full year
- Tabcorp has a strong track record in post merger integration
- Wagering customers will benefit from larger pools and "best of breed" products

Agenda

1. Summary of Tabcorp's Offer
2. **Comparison of Tabcorp's Offer and the Tattersall's proposal**
3. Benefits for Tabcorp shareholders
4. Benefits for Queensland and the Australian racing industry
5. Offer conditions and funding structure

Notes to the presentation

Comparison of Tabcorp's Offer and the Tattersall's proposal

Tabcorp's Offer is superior to the Tattersall's proposal

Benefits to UNiTAB shareholders	Tabcorp's Offer	Tattersall's proposal
1. Implied value	Higher	Lower
2. Multiple of earnings	Higher	Lower
3. Expected increase in pro-forma EPS and DPS	Higher	Lower
4. Certainty of value	Higher	Lower
5. Diversification of earnings	Higher	Lower
6. Exposure to Victorian licence renewal risk	Lower	Higher
7. Expected sensitivity of EPS outcome for a UNiTAB shareholder to a licence renewal payment	Lower	Higher
8. Longer term positioning	Stronger	Weaker

1. Tabcorp's Offer is at a premium to the Tattersall's proposal



Premium to Tattersall's proposal
$14.50
$14.00
$13.50
$13.00
$12.50
$12.00
$14.25
-$1.04
$13.21
-$1.35
$12.90
-$0.25
$14.00
Tabcorp's Offer[1]
Tattersall's proposal - fixed cash[2]
Tattersall's proposal - all shares[2]
Tattersall's proposal - maximum cash (subject to scale back)[3]

- UNiTAB's Board has already stated that (in the absence of a superior proposal) it recommends the Tattersall's proposal
- Tabcorp's Offer is superior to the Tattersall's proposal in many aspects, including having a higher implied value

Source: IRESS and company announcements

Note: Refer to slide 38 for the notes accompanying this slide

1. Tabcorp's Offer is at a premium to the Tattersall's proposal

The Deloitte standalone valuation of Tattersall's (included in the UNiTAB Explanatory Memorandum) is not supported by relevant objective data

- Deloitte's conclusions are based on, among other matters, a standalone valuation range of Tattersall's of $3.07 to $3.40 per share
- This is inconsistent with the following relevant objective data
  - Tattersall's share price at close of trading on 30 May was $2.98 (used in graph on page 8)
  - The VWAP for Tattersall's shares from the day of the announcement of its half yearly results on 24 February 2006 to the trading day prior to the announcement of its proposal to acquire UNiTAB on 27 March 2006 was $3.03
  - The average (mean) of recent broker valuations of Tattersall's is $2.74 per share[1]
- Deloitte's standalone valuation of Tattersall's also does not appear to fully address the potential impacts of licence renewal outcomes in Victoria (discussed later in presentation)

Note: Refer to slide 38 for the notes accompanying this slide

2. Tabcorp's Offer represents a more attractive multiple of UNiTAB's earnings

Tabcorp's Offer represents a multiple of 12.6x[1] UNiTAB's forecast EBITDA for the year ending 30 June 2006



EV/EBITDA multiples[2,3]
EV/EBITDA
16.0x
12.0x
8.0x
4.0x
12.6x
11.8x
11.0x
10.8x
9.3x
9.3x
8.5x
7.8x
7.4x
Tabcorp's Offer for UNiTAB[1]
Tattersall's proposal[4]
Star City (Oct 1999)
Tab (July 2004)
Jupiters (Oct 2003)
Burswood (Aug 2004)
Crown (Jun 1999)
Buyback of Jupiters founder shares (Apr 2002)
Breakwater Island trust (Dec 2002)

Source: Independent expert reports, IRESS, company announcements and the UNiTAB Explanatory Memorandum

Note: *Refer to slide 39 for the notes accompanying this slide*

3. Tabcorp's Offer is expected to provide a greater increase in pro-forma EPS



Illustrative pro-forma EPS (pre non-recurring items)—FY2006
EPS (cents per UNiTAB share)
120.0
100.0
80.0
60.0
40.0
60.2
93.1
+55%
96.0
+59%
77.2
+28%
83.3
+38%
UNiTAB stand alone
UNiTAB share of Tabcorp/UNiTAB (pre synergies and efficiencies)[1]
UNiTAB share of Tabcorp/UNiTAB (post synergies and efficiencies)[1]
UNiTAB share of Tattersall's/UNiTAB (pre synergies and efficiencies)[2,3]
UNiTAB share of Tattersall's/UNiTAB (post synergies and efficiencies)[2,3]

Source: *Tabcorp, IRESS, annual reports, company announcements, the UNiTAB Explanatory Memorandum and the average of current broker earnings estimates*

Note: *Refer to slides 40 to 42 for the notes accompanying this slide*

3. Tabcorp's Offer is expected to provide a greater increase in pro-forma DPS

Illustrative pro-forma DPS–FY2006



DPS (cents per UNiTAB share)
100.0
80.0
60.0
40.0
58.0
80.9
+39%
66.5
+15%
UNiTAB stand alone[1]
UNiTAB share of Tabcorp/UNiTAB (post synergies and efficiencies)[2]
UNiTAB share of Tattersall's/UNiTAB (post synergies and efficiencies)[3]

Payout ratio[4]	**96%**	**84%**	**80%**

Source: *Tabcorp, IRESS, annual reports, company announcements, interim results announcements and Tattersall's prospectus*

Note: Refer to slide 43 for the notes accompanying this slide

4. Tabcorp's Offer provides greater certainty of value

- Tabcorp's Offer structure provides greater downside protection to UNiTAB shareholders
  - The implied value of Tabcorp's Offer remains at $14.25 per UNiTAB share, while the Tabcorp VWAP is between $15.00 and $17.00
  - The implied value of the Tattersall's proposal varies with any change in the Tattersall's share price
- Tabcorp's Offer has a higher guaranteed cash component
  - Guaranteed cash of $8.25 per UNiTAB share under Tabcorp's Cash And Share Alternative versus $3.91 per UNiTAB share under the fixed cash alternative of the Tattersall's proposal[1]
- Tabcorp's share price is better supported by current broker valuations
  - Tabcorp shares are currently trading at a 7%[2] discount to the average of current broker valuations, compared to Tattersall's shares which are currently trading at a 9%[3] premium to the average of current broker valuations

Note: *Refer to slides 44 and 45 for the notes accompanying this slide*

4. Tabcorp's Offer provides greater certainty of value

Tabcorp's share price is better supported by current broker valuations

Share price premium/(discount) to average of current broker valuations



Tabcorp
$18.00
$17.00
$16.00
$15.00
$14.00
$16.72
-7%
$15.50
Average of Tabcorp broker valuations¹
Share price 30 May 2006

Source: IRESS and the average of current broker valuations



Tattersall's
$3.50
$3.00
$2.50
$2.00
$2.74
$2.98
+9%
Average of Tattersall's broker valuations²
Share price 30 May 2006

Source: IRESS and the average of current broker valuations

Note: Refer to slide 45 for the notes accompanying this slide

4. Tabcorp's Offer provides greater certainty of value

Based on the average of current broker valuations for Tabcorp and Tattersall's, Tabcorp's Offer is superior to the Tattersall's proposal



$16.00
$14.00
$12.00
$10.00
Implied value per UNiTAB share
$11.86
$15.37
+30%
$12.46
$14.72
+18%
Tattersall's proposal (all shares)1,2
Tabcorp's Offer (All Share Alternative)3,5,6
Tattersall's proposal (fixed cash)1,2
Tabcorp's Offer (Cash And Share Alternative)4,5,6

Source: IRESS, company announcements and the average of current broker valuations

Note: *Refer to slides 46 and 47 for the notes accompanying this slide*

5. Tabcorp's Offer provides greater diversification of earnings

Tabcorp's Offer provides UNiTAB shareholders with the opportunity to exchange their UNiTAB shareholding for shares in Australia's premier diversified gambling and entertainment company

Business portfolio of a merged Tabcorp/UNiTAB Group[1]

	Gaming	Wagering	Casinos	Media	Keno
VIC	TABARET	TAB		SKY CHANNEL	KENO
NSW	maxgaming www.maxgaming.com.au	TAB	Star City	SKY CHANNEL; 2KY 1017 AM	KENO
QLD	maxgaming www.maxgaming.com.au	TAB	CONRAD JUPITERS; Jupiters Townsville; CONRAD TREASURY; gold coast convention and exhibition centre	SKY CHANNEL; RADIO TAB	KENO
SA		TAB		SKY CHANNEL; RADIO TAB	
NT	maxgaming www.maxgaming.com.au	TAB		SKY CHANNEL; RADIO TAB	

Note: *Refer to slide 47 for the notes accompanying this slide*

5. Tabcorp's Offer provides greater diversification of earnings

Tabcorp/UNiTAB pro-forma 2006F EBITDA by business (post-transaction)[1,2,3]



Media
4%
Wagering
29%
Casinos
40%
Gaming
27%

Tattersall's/UNiTAB pro-forma 2006F EBITDA by business (post-transaction)[1,3,4]



Wagering
26%
Lotteries
6%
Gaming
68%

Pro-forma financial summary of Tabcorp/ UNiTAB merged group (2006F)[5]

	$m
Net revenue	4,476
EBITDA	1,289
EBIT	1,102

Source: Tabcorp and the UNiTAB Explanatory Memorandum

Pro-forma financial summary of Tattersall's/ UNiTAB merged group (2006F)[6]

	$m
Net revenue	3,159
EBITDA	420
EBIT	322

Source: The average of current broker earnings estimates and the UNiTAB Explanatory Memorandum

Note: *Refer to slide 48 for the notes accompanying this slide*

6. Tabcorp's Offer provides lower exposure to licence renewal risk

Tabcorp/UNiTAB pro-forma merged group earnings subject to licence renewal risk (2006F)[1]


13%
29%
58%

- Tabcorp earnings subject to licence renewal in the next 6 years
- Tabcorp earnings subject to licence renewal after more than 6 years (or not subject to licence renewal)
- UNiTAB earnings

Source: Tabcorp and the UNiTAB Explanatory Memorandum

Note: Refer to slide 49 for the notes accompanying this slide

Tattersall's/UNiTAB pro-forma earnings subject to licence renewal risk (2006F)[2]


41%
approx
58%
<1%

- Tattersall's earnings subject to licence renewal in the next 6 years
- Tattersall's earnings subject to licence renewal after more than 6 years (or not subject to licence renewal)
- UNiTAB earnings

Source: Company announcements, company filings, the UNiTAB Explanatory Memorandum and the average of current broker earnings estimates

7. Under Tabcorp's Offer expected pro-forma EPS is less sensitive to a licence renewal payment

- The Victorian Government is currently conducting a review of the structure of the post 2012 licences for Victorian wagering, gaming and Keno
- The Victorian Government is also in the final stages of selecting the winning tenderer(s) for the Victorian lotteries licence
- The Victorian Government has not announced that it will require the successful applicants for the post 2012 licences to make any up front licence payments
- However, Tabcorp believes that if the current industry structure in Victoria is to remain in place after the expiry of the existing licences, substantial up-front payments are likely to be required to be made by the successful applicants
- The potential for an up front licence renewal payment is an important consideration for UNiTAB shareholders in assessing the relative merits of Tabcorp's Offer and the Tattersall's proposal because Tabcorp's current earnings base is less exposed to such payments compared to Tattersall's current earnings base

7. Under Tabcorp's Offer EPS is less sensitive to a licence renewal payment



Illustrative pro-forma EPS
(pre non-recurring items, post synergies and efficiencies)—FY2006
EPS (cents per UNiTAB share)
120.0
100.0
80.0
60.0
40.0
60.2
96.0
+59%
88.2
+47%
83.3
+38%
65.1
+8%
UNiTAB stand alone
UNiTAB share of Tabcorp/UNiTAB (no licence renewal payment)
UNiTAB share of Tabcorp/UNiTAB (with a $1.1b licence renewal payment)¹
UNiTAB share of Tattersall's/UNiTAB (no licence renewal payment)
UNiTAB share of Tattersall's/UNiTAB (with a $1.0b licence renewal payment)²

Source: *Tabcorp, IRESS, annual reports, company announcements, the UNiTAB Explanatory Memorandum and the average of current broker earnings estimates*

Note: *Refer to slides 50 and 51 for the notes accompanying this slide*

7. Under Tabcorp's Offer EPS is less sensitive to a licence renewal payment

- The EPS impact for a UNiTAB shareholder is expected to be significantly more sensitive to a licence renewal payment under the Tattersall's proposal than under Tabcorp's Offer for the three reasons set out below:
  - under the Tattersall's proposal the merged group is at risk of having to make an upfront licence renewal payment in respect of a significantly higher proportion of its current earnings base than under the Tabcorp Offer
  - Tattersall's business and earnings are much smaller than Tabcorp's business and earnings
  - UNiTAB shareholders will collectively hold a larger share of the merged group under the Tattersall's proposal compared to Tabcorp's Offer and therefore carry a greater share of any debt funded licence renewal payment

8. UNiTAB shareholders gain the opportunity to hold shares in the world's sixth largest gambling group[1]

A combined Tabcorp/UNiTAB would have greater capacity to pursue international strategic growth opportunities through both greater financial capacity and broader gambling expertise

Enterprise value of publicly listed gambling companies[1,2]


Enterprise value (A$ billion)
40.0
30.0
20.0
10.0
0.0
32.8
31.7
31.2
14.3
13.6
12.5
10.9
10.4
8.7
8.7
8.3
8.1
7.9
5.0
5.0
4.9
4.7
3.6
3.3
2.9
2.7
2.6
2.5
2.5
2.4
2.2
1.8
Las Vegas Sands
Harrah's Entertainment
MGM Mirage
PBL
OPAP
Tabcorp + UNiTAB
Wynn Resorts
Tabcorp
Station Casinos
Ladbrokes
Boyd Gaming
Penn National Gaming
William Hill
Galaxy
Rank Group
Resorts Worlds
Kerzner International
Tattersall's + UNiTAB
Aztar
SKYCITY Entertainment
Isle of Capri Casinos
Intralot
Pinnacle Entertainment
Sun International
Ameristar Casinos
UNiTAB
Tattersall's

Source: *Bloomberg, annual reports and company announcements*

Note: Refer to slide 52 for the notes accompanying this slide

Agenda

1. Summary of Tabcorp's Offer
2. Comparison of Tabcorp's Offer and the Tattersall's proposal
3. **Benefits for Tabcorp shareholders**
4. Benefits for Queensland and the Australian racing industry
5. Offer conditions and funding structure

Notes to the presentation

Strategic benefits

- The acquisition of UNiTAB is the next step in creating an Australian wagering and sportsbetting champion
  - The merged entity will have distribution channels for wagering and sports betting product with access to more than 70% of Australia's adult population through retail shops, pubs and clubs, telephone and on-line
  - Deeper betting pools which may result from the acquisition will be more attractive to international customers
- The acquisition builds on Tabcorp's core competency in operating large scale retail wagering and sports betting and gaming businesses
- The acquisition provides further jurisdictional diversification of Tabcorp's earnings and increases Tabcorp's exposure to the attractive Queensland market

Attractiveness of the Queensland market

Queensland has consistently outperformed the Victorian and NSW thoroughbred industries in terms of pari-mutuel turnover growth in recent years as a result of stronger population growth and a stronger economy

Pari-mutuel thoroughbred turnover growth (%p.a.)



8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
3.0%
3.7%
4.3%
3.2%
3.2%
6.4%
2.0%
4.4%
5.7%
2002/03
2003/04
2004/05
NSW Vic Qld

Source: Australian Racing Factbook

Expected synergy benefits

- Tabcorp has undertaken limited due diligence on UNiTAB's operations, based on publicly available information and Tabcorp management's understanding of UNiTAB's business
- Synergies and efficiencies (net of payments to the racing industry) are expected to contribute approximately $32 million to Tabcorp's EBITDA in the third full year following completion of the acquisition (subject to receiving regulatory and other approvals and assuming no divestments)
  - It is expected that approximately $20 million of one-off costs and $51 million of capital investment will be incurred to achieve these synergies and operating efficiencies
- Approximately 95% of the synergies are expected to be realised in the second full year following acquisition
- The acquisition of UNiTAB is expected to be modestly EPS accretive (pre non-recurring items) in the second full year of the acquisition

Expected synergies and efficiencies ($m)

	Synergies net of racing industry share
Revenue synergies	4
Operational cost synergies	18
IT cost synergies	10
Total	32

Expected realisation of synergies and efficiencies

Year	% of net synergies expected to be realised
1	35%
2	95%
3	100%

Tabcorp has a strong track record in post merger integration

- Tabcorp acquired Star City in October 1999 and extracted substantial business improvement gains from the acquisition
  - EBITA (on a full cost allocation basis) for Star City grew from $112 million for FY2001 to $205 million for FY2005
  - Since acquisition, the EBITA margin at Star City has improved from 20% in FY2001 to 30% in FY2005

- Tabcorp completed the acquisition of Jupiters in November 2003 and delivered on the full integration by the end of FY2005
  - Synergies for FY2005 were $51 million with total expected synergies (assuming a full 12 month contribution) of $57 million, more than $46 million above initial expectations
  - Since acquisition, the EBITA margin at the Jupiters properties has improved from 18% in FY2003 to 30% in FY2005

- Tabcorp acquired Tab Limited in July 2004
- The integration is currently on track and proceeding according to plan
  - The total expected synergies from the Tab acquisition (excluding the expected benefits from pooling) are $35 million
  - Integration is scheduled to be substantially completed by September 2007
  - Pooling benefits of $5 million have not yet been achieved
  - Capex on the migration has exceeded the original estimate partly due to pooling changes

Agenda

1. Summary of Tabcorp's Offer
2. Comparison of Tabcorp's Offer and the Tattersall's proposal
3. Benefits for Tabcorp shareholders
4. **Benefits for Queensland and the Australian racing industry**
5. Offer conditions and funding structure

Notes to the presentation

A merger of Tabcorp and UNiTAB would offer the following benefits to Queensland

Tabcorp's current Queensland operations

- Tabcorp currently has casino, hotel, entertainment and hospitality operations at three casinos in Queensland being:
  - Conrad Jupiters on the Gold Coast
  - Conrad Treasury in Brisbane
  - Jupiters Townsville in Townsville
- Tabcorp manages the Gold Coast Convention and Exhibition Centre and has an interest in and manages the Townsville Entertainment and Convention Centre
- Tabcorp also operates totalisators for three of the major Queensland gallops clubs and has arrangements to do so with three other gallops and harness clubs
- Tabcorp has invested heavily in Queensland since acquiring Jupiters and worked with the Queensland Government and community on many projects. Tabcorp intends to extend this commitment through the acquisition of UNiTAB

New benefits to Queensland

- If the merging of pools is approved and 'best of breed' wagering products are introduced, this should lead to increased wagering turnover and financial distributions to the racing industry and government
- Wagering customers will benefit from pooling and 'best of breed' wagering products
- Investigating location of Tabcorp's new Corporate Shared Services Centre in Queensland
- Tabcorp will increase its investment and expand its business operations in Queensland. This is a vote of confidence in Queensland
- As a leading diversified gambling and entertainment group, Tabcorp provides greater opportunities for UNiTAB employees

Benefits for customers and the Queensland racing industry

- The Queensland and South Australian racing industry are currently paid a set product fee by the wagering operator based on turnover
- An increase in turnover as a result of the expected introduction of 'best of breed' wagering products will lead to increased distributions to the racing industry
- Potential benefits from pooling also exist for each of the states and territories and Tabcorp intends to submit proposals for pooling in each state
- Extension of Sky Channel media rights and sponsorship agreements with thoroughbred, harness, and greyhound clubs, supported by an upfront payment in support of clubs
- Additional investment in on course self service facilities, displays and branding to bring service quality up to the standard of other States
- Investment in retail store network, including technology and customer service
  - For example, extension of retail store opening hours in line with Tabcorp's current practice in Victoria and New South Wales

Benefits for the Queensland racing industry

- Tabcorp already operates on-course facilities at a number of Queensland race clubs
  - Operates totalizators for the Brisbane Turf Club, Queensland Turf Club and the Ipswich Turf Club, and has arrangements with the Rocklea Harness Racing Club, Redcliffe Harness Racing Club and the Gold Coast Turf Club
- Tabcorp offers superior services and technology to these clubs
  - Self-service betting terminals, operator driven wireless hand-held terminals and mobile betting facilities during peak carnival times
  - Tabcorp's unique live activity reporting to these Clubs is an essential analytical tool helping to drive the clubs' success
- A combined UNiTAB and Tabcorp would allow racing clubs across Queensland to have access to Tabcorp's superior service offering, products, technology and systems
- Tabcorp has recently appointed Robert Nason, an experienced racing administrator, to oversee its racing and media operations. A major component of Robert's role will be to strengthen existing relationships with the racing industry

Benefits for the Australian racing industry

- By bringing UNiTAB and Tabcorp together, we can create an Australian wagering champion that has the scale and products to deliver the best racing and wagering experience in Australia
- A combination of UNiTAB and Tabcorp would provide the opportunity to showcase Australian racing and wagering products internationally. This offers the possibility of targeting international customers seeking high quality racing product and stable totalizator dividends
- International and local growth in the wagering business would lead to increased funds for the racing industry and in turn further improve the quality of the racing product—a virtuous circle
- The Victorian and NSW racing industries will participate in the synergy and efficiency benefits derived from the acquisition

Agenda

1. Summary of Tabcorp's Offer
2. Comparison of Tabcorp's Offer and the Tattersall's proposal
3. Benefits for Tabcorp shareholders
4. Benefits for Queensland and the Australian racing industry
5. **Offer conditions and funding structure**

Notes to the presentation

Offer conditions

- Tabcorp's takeover offer is subject to various conditions, as set out in Tabcorp's announcement released to the ASX today, including:
  - 90% minimum acceptance
  - Part 5 of the *TAB Queensland Limited Privatisation Act 1999* (Qld) being repealed or amended by the Queensland parliament
  - certain regulatory actions taking place and certain regulatory actions not being taken to restrain, prohibit or impede the offer
  - the S&P/ASX 200 Index not being below 4,500 at any time on three consecutive trading days between the announcement of the offer and the end of the offer period
  - that no merger or business combination (in whatever form, and whether or not in the form of the Tattersall's proposal) takes place between UNiTAB and Tattersall's, and UNiTAB does not make or announce a takeover bid for Tattersall's
  - no material adverse change occurring in relation to UNiTAB between the announcement of the offer and the end of the offer period
  - the conditions precedent to the drawdown of funds under the Tabcorp Group's loan facility (which will be used to fund the cash component of the Cash And Share Alternative under the offer) being satisfied or waived

Funding structure

Tabcorp would conservatively fund the acquisition of UNiTAB

Uses	
Number of UNiTAB shares (m)	133.4
Implied value per share[1]	$14.25
Acquisition equity value ($m)	1,900
UNiTAB net debt[2,3] ($m)	188
Acquisition enterprise value[3] ($m)	2,088

Sources[3,4]		
Equity ($m)	800	38%
Net debt ($m)	1,288	62%
Total funding ($m)	2,088	100%

- Standard & Poors has expressed an opinion that Tabcorp should retain an investment grade credit rating (of at least BBB flat) in the event that its Offer is successful
- To the extent that UNiTAB shareholders elect the All Share Alternative it is the current intention of Tabcorp to conduct a capital management initiative to return the company to the desired capital structure post acquisition[5]

Note: *Refer to slide 52 for the notes accompanying this slide*

Agenda

1. Summary of Tabcorp's Offer
2. Comparison of Tabcorp's Offer and the Tattersall's proposal
3. Benefits for Tabcorp shareholders
4. Benefits for Queensland and the Australian racing industry
5. Offer conditions and funding structure

Notes to the presentation

Notes to the presentation

Slide 3—The implied value of Tabcorp's Offer is $14.25 per UNiTAB share

1. Assumes a Tabcorp share price of between $15.00 and $17.00 during the VWAP Period, subject to the effects of rounding
2. The actual fraction at the lower end of this share consideration range is 57/68 Tabcorp shares per UNiTAB share
3. The actual fraction at the lower end of this share consideration range is 6/17 Tabcorp shares per UNiTAB share

Slide 4—The implied value of Tabcorp's Offer is $14.25 per UNiTAB share

1. Assumes a Tabcorp share price of between $15.00 and $17.00 during the VWAP Period, subject to the effects of rounding
2. The number of shares to be issued under the All Share Alternative will be calculated as $14.25 divided by the volume weighted average price of Tabcorp shares traded on the ASX (excluding certain trades) in the 10 trading days commencing on the trading day immediately after the earlier of the date on which the Offer becomes unconditional and the last day of the offer period ("Tabcorp VWAP"), subject to a minimum of 0.84 Tabcorp shares (exact fraction of 57/68) and a maximum of 0.95 Tabcorp shares per UNiTAB share. The number of shares to be issued under the Cash And Share Alternative will be calculated as $6.00 divided by the Tabcorp VWAP, subject to a minimum of 0.35 Tabcorp shares (exact fraction of 6/17) and a maximum of 0.40 Tabcorp shares per UNiTAB share
3. Subject to the effects of rounding

Notes to the presentation

➢ *Slide 8—Tabcorp's Offer is at a premium to the Tattersall's proposal*

1. Assumes a Tabcorp share price of between $15.00 and $17.00 during the VWAP Period, subject to the effects of rounding
2. Based on a Tattersall's share price of $2.98, being the closing price for Tattersall's shares on the ASX on 30 May 2006
3. The $14.00 cash per UNiTAB share under the maximum cash alternative of Tattersall's proposal is only available to UNiTAB shareholders who elect that alternative to the extent that UNiTAB shareholders in aggregate elect that alternative in respect of 28% or less of the total UNiTAB shares outstanding and no UNiTAB shareholders elect the fixed cash alternative. To the extent that the UNiTAB shareholders in aggregate elect to receive the maximum cash alternative in respect of more than 28% of the total UNiTAB shares outstanding, or to the extent that UNiTAB shareholders elect the fixed cash alternative (thereby reducing the amount of the cash pool available to shareholders selecting the maximum cash alternative), the maximum cash alternative is subject to a pro-rata scaleback. This means that the proportion of a UNiTAB shareholder's holding that receives the cash consideration of $14.00 per UNiTAB share is reduced, and the UNiTAB shareholder would receive Tattersall's shares for the balance of their holding

➢ *Slide 9—Tabcorp's Offer is at a premium to the Tattersall's proposal*

1. Based on the average of current broker valuations for Tattersall's, being the most recent valuation provided by nine brokers reporting between 24 February 2006 and 30 May 2006 (based on the most recent available report for each broker where more than one report has been released by that broker over this period). The range of valuations was $2.10 to $3.15. For those brokers who have updated their estimates to incorporate the impact of the Tattersall's proposal, the applicable broker reports have been omitted. No other broker valuations from that period of which Tabcorp is aware (other than any which were not available to Tabcorp) were omitted from the calculation of this average. However for two brokers, Tabcorp has used the broker's base case valuation and for another broker, Tabcorp has taken an average of the three valuations provided. The Directors of Tabcorp do not adopt this average value

Notes to the presentation

➢ *Slide 10—Tabcorp's Offer represents a more attractive multiple of earnings*

1. The enterprise value/EBITDA multiple represented by Tabcorp's Offer assumes a Tabcorp share price of between $15.00 and $17.00 during the VWAP Period, UNiTAB net debt of $188 million as at 31 December 2005 and UNiTAB's forecast EBITDA of $165 million for the year ending 30 June 2006 (disclosed in the Explanatory Memorandum of UNiTAB dated 31 May 2006 (the "UNiTAB Explanatory Memorandum"))
2. Multiples are based on the mid-point of valuations in independent expert's reports other than the multiples in respect of Tabcorp's Offer and the Tattersall's proposal
3. Dates specified on precedent transactions are completion dates. For schemes of arrangement these reflect the date court approval was given and for off-market takeover offers these reflect the date that the bidder exceeded the 50% acceptance threshold
4. The enterprise value/EBITDA multiple of the Tattersall's proposal is based on the fixed cash alternative of the Tattersall's proposal, assuming a Tattersall's share price of $2.98 (being the closing share price of Tattersall's shares on the ASX on 30 May 2006), UNiTAB net debt of $188 million as at 31 December 2005, and UNiTAB's forecast EBITDA of $165 million for the year ending 30 June 2006 (disclosed in the UNiTAB Explanatory Memorandum)

Notes to the presentation

➢ *Slide 11—Tabcorp's Offer is expected to provide a greater increase in pro-forma EPS*

1. The illustrative pro-forma EPS (pre non-recurring items) impact for a UNiTAB shareholder under the Tabcorp Offer has been calculated on the assumption that all UNiTAB shareholders elect the Cash And Share Alternative and that the Tabcorp VWAP is $15.50. The calculation is based on a pro-forma compilation of stand-alone forecast NPAT for the Tabcorp group as set out in Tabcorp's announcement of the Offer and UNiTAB's forecast NPAT for the year ending 30 June 2006 (disclosed in the UNiTAB Explanatory Memorandum). For the purposes of the analysis, it is assumed that Tabcorp acquired UNiTAB on 1 July 2005, and that synergies and efficiencies which Tabcorp expects to realise in the third full year following the acquisition (approximately $32 million less depreciation of approximately $6 million in relation to incremental capital investment) are realised in the year ending 30 June 2006. Additional amortisation of approximately $1 million in respect of the assumed fair value adjustment to UNiTAB's licences on acquisition has also been incorporated into the analysis. The cash component of the acquisition cost is assumed to be funded at an interest rate of 6.3% p.a. It is assumed that UNiTAB shareholders reinvest the gross cash proceeds in Tabcorp shares at an assumed Tabcorp VWAP of $15.50 (assuming zero tax leakage or transaction costs). In the event that some UNiTAB shareholders elect the All Share Alternative, Tabcorp intends to undertake a capital management initiative (such as a share buy-back). Refer to note 5 to slide 35 for further details. Tabcorp's bidder's statement will include further discussion of the assumptions, risks and sensitivities relevant to this analysis

Notes to the presentation

- *Slide 11—Tabcorp's Offer is expected to provide a greater increase in pro-forma EPS (continued)*

2. The calculation of the illustrative pro-forma EPS (pre non-recurring items) impact for a UNiTAB shareholder under the Tattersall's proposal assumes that all UNiTAB shareholders elect to receive the fixed cash consideration available under the Tattersall's proposal and reinvest the gross cash proceeds in Tattersall's shares at $2.98 per Tattersall's share (being the closing price for Tattersall's shares on 30 May 2006), assuming zero tax leakage or transaction costs. The calculation is based on the average of current broker NPAT estimates for Tattersall's (details of which are described in note 3 below) for the year ending 30 June 2006 and UNiTAB's forecast NPAT of $80 million for the year ending 30 June 2006 (disclosed in the UNiTAB Explanatory Memorandum). Pro-forma synergies of approximately $20 million and incremental amortisation of approximately $1 million, in respect of the assumed fair value adjustment to UNiTAB's licences on acquisition, have also been incorporated into the analysis. Note that no incremental depreciation in respect of incremental capital investment has been incorporated into this analysis. The acquisition funding assumes that Tattersall's utilises its financial assets (approximately $410 million as disclosed in the UNiTAB Explanatory Memorandum, assumed to earn interest at 5.5% p.a.) prior to drawing down on its banking facilities (at an assumed interest rate of 6.0% p.a.). Tattersall's is assumed to complete post transaction capital management (through a share buy-back at $2.98 per Tattersall's share), as is the stated intention of Tattersall's in the announcement of its proposal on 27 March 2006 and the UNiTAB Explanatory Memorandum. To the extent that Tattersall's does not conduct the proposed capital management initiative, or to the extent that any capital management initiative does not involve a share buy-back or the average price at which Tattersall's shares are bought back differs from the assumed buy-back price ($2.98 per Tattersall's share), this is likely to result in a different pro-forma EPS outcome (which may be lower or higher) to that disclosed in this presentation

Notes to the presentation

- *Slide 11—Tabcorp's Offer is expected to provide a greater increase in pro-forma EPS (continued)*

3. The average of current broker NPAT estimates for Tattersall's for the year ending 30 June 2006 is calculated from ten broker research reports available to Tabcorp dated over the period 24 February 2006 to 30 May 2006 (based on the most recent available report for each broker where more than one report has been released over this period). The range of broker NPAT estimates was $128 million – $140 million with an average of $132 million. For those brokers who have updated their earnings estimates to incorporate the impact of the Tattersall's proposal, these broker reports have been omitted. No other broker reports from that period of which Tabcorp is aware (other than any which were not available to Tabcorp) were omitted from the calculation of this average. The Directors of Tabcorp do not adopt this average as their own forecast in relation to Tattersall's, and are not providing any such forecast

Notes to the presentation

* *Slide 12—Tabcorp's Offer is expected to provide a greater increase in pro-forma DPS*

1. The UNiTAB dividends for the year ending 30 June 2006 are assumed to be double the interim dividend already paid
2. The illustrative pro-forma DPS impact for a UNiTAB shareholder under Tabcorp's Offer is calculated on the assumption that UNiTAB shareholders receive the benefit of all the dividends declared or to be declared by Tabcorp for the year ending 30 June 2006 (which will not be the case). For Tabcorp the total dividends declared for the year ending 30 June 2006 are assumed to be double the interim dividends already paid. Refer to note 1 to slide 11 for the acquisition and shareholder reinvestment assumptions incorporated into this analysis. Tabcorp's bidder's statement will include further discussion of the assumptions, risks and sensitivities relevant to this analysis
3. The illustrative pro-forma DPS impact for a UNiTAB shareholder under the Tattersall's proposal is calculated on the assumption that UNiTAB shareholders receive the benefit of all the dividends declared or to be declared by Tattersall's for the year ending 30 June 2006 on an annualised basis (which will not be the case). For Tattersall's, total dividends declared for the year ending 30 June 2006 are assumed to be the prospectus forecast dividends of 16.25 cents per share for the 13 months ending 30 June 2006, adjusted to reflect a twelve month period only (equivalent to dividends of 15.0 cents per share). Refer to note 2 to slide 11 for the acquisition and shareholder reinvestment assumptions incorporated into this analysis
4. The payout ratio is based on earnings pre non-recurring items and post synergies and efficiencies

Notes to the presentation

➤ *Slide 13—Tabcorp's Offer provides greater certainty of value*

1. Tabcorp's offer provides a guaranteed cash consideration of $8.25 per UNiTAB share under the Cash And Share Alternative compared to $3.91 per UNiTAB share under the fixed cash alternative of the Tattersall's proposal. Although the Tattersall's proposal has a maximum cash alternative of $14.00 per UNiTAB share, not all UNiTAB shareholders can receive cash for all of their UNiTAB shareholding. Tattersall's cash pool is limited. Accordingly, the cash amount receivable under the maximum cash alternative is subject to possible scale back (with Tattersall's shares to be issued in the place of any scaled-back amount), depending on the proportion of UNiTAB shareholders that elect either that alternative or the fixed cash alternative (which is currently unknown). To the extent that UNiTAB shareholders in aggregate elect the maximum cash alternative in respect of more than 28% of the total UNiTAB shares outstanding (assuming that all other UNiTAB shareholders elect the all share alternative in respect of their shareholding), or to the extent that certain UNiTAB shareholders elect the maximum cash alternative in respect of 28% of the total UNiTAB shares outstanding and some of the remaining UNiTAB shareholders elect the fixed cash alternative, those UNiTAB shareholders who elect the maximum cash alternative will be subject to pro-rata scale back. This means that the proportion of their UNiTAB shares for which cash of $14.00 is received will be reduced, and the UNiTAB shareholder would receive Tattersall's shares for the balance of their holding. If all UNiTAB shareholders selected either the maximum cash alternative or the fixed cash alternative, they would all receive $3.91 cash and 3.12 Tattersall's shares for each UNiTAB share
2. Based on Tabcorp's closing share price on 30 May 2006 and the average of current broker valuations for Tabcorp, being the most recent valuations provided by the ten brokers reporting a valuation between 16 March 2006 and 30 May 2006 that were available to Tabcorp (based on the most recent available report for each broker where more than one report has been released by that broker over this period). The range of valuations was $14.28 to $19.20. No broker valuations from that period of which Tabcorp is aware (other than any which were not available to Tabcorp) were omitted from the calculation of this average. However for three brokers, Tabcorp has used the broker's base case valuation and for another broker, Tabcorp has taken an average of the two valuations provided. The Directors of Tabcorp do not adopt this average value

Notes to the presentation

➢ *Slide 13—Tabcorp's Offer provides greater certainty of value (continued)*

3. Based on Tattersall's closing share price on 30 May 2006 and the average of current broker valuations for Tattersall's, being the most recent valuation provided by nine brokers reporting between 24 February 2006 and 30 May 2006 (based on the most recent available report for each broker where more than one report has been released by that broker over this period). The range of valuations was $2.10 to $3.15. For those brokers who have updated their estimates to incorporate the impact of the Tattersall's proposal, the applicable broker reports have been omitted. No other broker valuations from that period of which Tabcorp is aware (other than any which were not available to Tabcorp) were omitted from the calculation of this average. However for two brokers, Tabcorp has used the broker's base case valuation and for another broker, Tabcorp has taken an average of the three valuations provided. The Directors of Tabcorp do not adopt this average value

➢ *Slide 14—Tabcorp's Offer provides greater certainty of value*

1. Refer to note 2 to slide 13 for details of the average of current broker valuations for Tabcorp
2. Refer to note 3 to slide 13 for details of the average of current broker valuations for Tattersall's

Notes to the presentation

➢ *Slide 15—Tabcorp's Offer provides greater certainty of value*

1. If the value of the Tattersall's share component of the Tattersall's proposal were to be measured on the basis of the average of current broker valuations for Tattersall's (on a stand alone basis) of $2.74 per share, the result would be a value of $12.46 for the fixed cash alternative under the Tattersall's proposal and a value of $11.86 for the all shares alternative under the Tattersall's proposal. Refer to note 3 to slide 13 for details regarding the calculation of the average of current broker valuations for Tattersall's
2. As this measure of the value of Tattersall's shares is based on average current broker valuations, it is possible that Tattersall's shares received by UNiTAB shareholders under the Tattersall's proposal could be sold at prices that resulted in more than those implied values being realised
3. Assuming a Tabcorp VWAP of $15.50, the All Share Alternative of the Tabcorp Offer would be (subject to the effects of rounding) 0.92 Tabcorp shares per UNiTAB share. If the value of 0.92 of a Tabcorp share were to be measured on the basis of the average of current broker valuations of Tabcorp (on a stand alone basis) of $16.72 per share, the result would be $15.37. Refer to note 2 to slide 13 for details regarding the calculation of the average of current broker valuations for Tabcorp
4. Assuming a Tabcorp VWAP of $15.50, the Cash And Share Alternative of the Tabcorp Offer would be $8.25 plus (subject to the effects of rounding) 0.39 Tabcorp shares per UNiTAB share. If the value of $8.25 plus 0.39 of a Tabcorp share were to be measured on the basis of the average of current broker valuations of Tabcorp (on a stand alone basis) of $16.72 per share, the result would be $14.72. Refer to note 2 to slide 13 for details regarding the calculation of the average of current broker valuations for Tabcorp
5. As this measure of the value of Tabcorp shares is based on the average of current broker valuations, there can be no assurance that Tabcorp shares received by UNiTAB shareholders under Tabcorp's Offer would be able to be sold at prices that resulted in $15.37 or $14.72 per UNiTAB share being realised

Notes to the presentation

➢ *Slide 15—Tabcorp's Offer provides greater certainty of value (continued)*

6. To the extent that the Tabcorp VWAP approached a price equivalent to the average of current broker valuations of $16.72 the position would be different. If the Tabcorp VWAP were $16.72, a UNiTAB shareholder would receive 0.85 Tabcorp shares under the All Share Alternative (subject to the effects of rounding). If the value of 0.85 Tabcorp shares were to be measured by reference to the average of current broker valuations the result would be $14.25. Likewise, if the Tabcorp VWAP were $16.72, a UNiTAB shareholder would receive $8.25 cash and 0.36 Tabcorp shares under the Cash And Share Alternative (subject to the effects of rounding). If the value of $8.25 cash and 0.36 Tabcorp shares were to be measured by reference to the average of current broker valuations the result would be $14.25

➢ *Slide 16—Tabcorp's Offer provides greater diversification of earnings*

1 Assuming no divestments

Notes to the presentation

➢ *Slide 17—Tabcorp's Offer provides greater diversification of earnings*

1. After allocation of corporate costs and excluding synergies and assuming no divestments are made
2. The EBITDA contributions for Tabcorp's wagering, gaming, casinos and media divisions are based on Tabcorp's forecasts for these divisions for the year ending 30 June 2006
3. The EBITDA contributions for UNiTAB's wagering division and UNiTAB's gaming division have been derived by applying the relative EBITDA contribution of these two divisions (disclosed in the UNiTAB Explanatory Memorandum) to UNiTAB's forecast EBITDA for the year ending 30 June 2006 (disclosed in the UNiTAB Explanatory Memorandum)
4. EBITDA contributions for Tattersall's lotteries division and Tattersall's gaming division have been derived by applying the relative EBITDA contribution of these two divisions (disclosed in the UNiTAB Explanatory Memorandum) to the average of current broker EBITDA estimates for Tattersall's from the ten brokers reporting between 24 February 2006 and 30 May 2006 that were available to Tabcorp
5. Based on a pro-forma compilation of Tabcorp stand-alone financial information and UNiTAB's forecast revenue, EBITDA and EBIT for the year ended 30 June 2006 (disclosed in the UNiTAB Explanatory Memorandum). Pro-forma EBITDA and pro-forma EBIT incorporates gross synergies of $32 million. EBIT includes depreciation of $6 million in respect of incremental capital investment and amortisation of $1 million in respect of a fair value adjustment to UNiTAB's wagering licences on acquisition
6. Based on the average of current broker revenue, EBITDA and EBIT estimates for Tattersall's and UNiTAB's forecast revenue, EBITDA and EBIT for the year ended 30 June 2006 (disclosed in the UNiTAB Explanatory Memorandum). Pro-forma EBITDA and pro-forma EBIT includes gross synergies of $20 million. Pro-forma EBIT includes incremental amortisation of $1 million in respect of a fair value adjustment to UNiTAB's wagering licences on acquisition

Notes to the presentation

➢ *Slide 18—Tabcorp's Offer provides lower licence renewal risk*

1. Tabcorp's current earnings that **are** subject to licence renewal risk in the next six years are those relating to its Victorian wagering, gaming and Keno operations and New South Wales Keno operations
2. As noted in the Independent Expert's Report in the UNiTAB Explanatory Memorandum, the income derived from Tattersall's Victorian gaming licence (which expires in 2012) represents approximately 90% of the Tattersall's (stand-alone) forecast EBITDA for the year ending 30 June 2006 and Tattersall's Victorian lotteries licence (which expires in 2007) represents approximately 10% of Tattersall's (stand-alone) EBITDA

Notes to the presentation

➢ *Slide 20—Under Tabcorp's Offer EPS is less sensitive to a licence renewal payment*

1. The acquisition and shareholder re-investment assumptions incorporated into this analysis are the same as those detailed in the notes 2 and 3 to slide 11 of this presentation. In addition, the analysis assumes that Tabcorp is required to make a debt funded payment (at an assumed interest rate of 6.3% p.a.) of approximately $1.1 billion for the renewal of its 75% interest in its Victorian wagering, gaming and Keno licences (note that Tabcorp's Victorian wagering and gaming operations are conducted in a joint venture with the Victorian racing industry) and NSW Keno licence and that Tattersall's is required to make a debt funded payment (at an assumed interest rate of 6.0% p.a.) of approximately $1.0 billion for the renewal of its Victorian gaming, lotteries and Keno licences. The Victorian racing industry is assumed to retain its existing 25% interest in Tabcorp's Victorian gaming and wagering businesses. The debt funded payments are assumed to be made at the beginning of the year ending 30 June 2006 to take into account their impact for a full year and that no incremental earnings are assumed to be achieved in the year ending 30 June 2006 as a consequence of the renewal payments. Tabcorp's bidder's statement will include further discussion of the assumptions, risks and sensitivities relevant to this analysis

Notes to the presentation

➢ *Slide 20—Under Tabcorp's Offer EPS is less sensitive to a licence renewal payment (continued)*

2. Tattersall's Victorian gaming, lotteries and Keno licences renewal payment of $1.0 billion is consistent with 6 broker research reports dated between 23 February 2006 and 5 May 2006 which discuss a Victorian gaming licence renewal payment for Tabcorp or Tattersall's ranging between $800 million to $1,500 million, depending on the assumed industry structure, tax rates, licence term and level of industry contributions, all of which are currently uncertain (no broker research reports which have considered this issue of which Tabcorp is aware have been excluded from this analysis). For illustrative purposes only, the analysis assumes that Tabcorp and Tattersall's renew their respective gaming licences on identical terms to each other (with the exception of the Victorian racing industry's 25% interest in Tabcorp's Victorian wagering and gaming operations). The payments assumed in this analysis are net payments to the relevant governments for the renewal of the outstanding licences and do not consider any refunds receivable. Given Tabcorp's 75% interest in its Victorian gaming operations (which, along with Tabcorp's Victorian wagering business is 25% owned by the Victorian racing industry), an amount of approximately $750 million has been assumed to be paid by Tabcorp for the renewal of Tabcorp's Victorian gaming licence. A payment of $350 million has been assumed for the renewal of Tabcorp's Victorian wagering and Keno and New South Wales Keno licences which approximates the comparative EBITDA contributions of these businesses to Tabcorp's Victorian gaming operations, relative to the assumed licence renewal payment for this business

Notes to the presentation

Slide 22—UNiTAB shareholders gain the opportunity to hold shares in the world's sixth largest gambling group

1. Includes publicly listed companies that derive their earnings from predominantly offline gambling operations. Enterprise values are based on closing prices and exchange rates as at 30 May 2006, using the most recently reported net debt and minorities balance for each company adjusted for major company announcements, excluding any pension liabilities
2. Tabcorp/UNiTAB pro-forma enterprise value calculated assuming that each UNiTAB shareholder accepts the Cash And Share Alternative under Tabcorp's Offer, a Tabcorp VWAP of $15.50 and a post transaction Tabcorp Share price of $15.50. The Tattersall's/UNiTAB pro-forma enterprise value is calculated assuming that all UNiTAB shareholders accept the fixed cash alternative under the Tattersall's proposal and a post transaction Tattersall's share price of $2.98, being the closing share price on 30 May 2006

Slide 35—Funding structure

1. Based on a Tabcorp share price between $15.00 and $17.00 during the VWAP period
2. Net debt at 31 December 2005
3. Excludes transaction costs
4. Based on all UNiTAB shareholders accepting the Cash And Share Alternative (and subject to the effects of rounding)
5. In the event that some UNiTAB shareholders elect the All Share Alternative, Tabcorp intends to undertake a capital management initiative (such as a share buy back). Tabcorp's intention to undertake such an initiative is subject to the Tabcorp Board resolving to implement such an initiative having regard to the funding requirements of Tabcorp and other applicable considerations at the relevant time. To the extent that Tabcorp does not conduct the proposed capital management initiative, or to the extent that any capital management initiative does involve a share buy-back and the average price at which Tabcorp shares are bought back differs from the Tabcorp VWAP, this is likely to result in a different pro-forma EPS outcome (which may be lower or higher) to that disclosed in this presentation